UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-98435-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR THE EMPLOYEES

OF NEWMARKET CORPORATION AND AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMARKET CORPORATION

330 SOUTH FOURTH STREET

RICHMOND, VIRGINIA 23218-2189

Savings Plan for the Employees of NewMarket Corporation and Affiliates

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the Savings Plan

for the Employees of NewMarket Corporation and Affiliates

We have audited the accompanying statement of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Plan”) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the 2007 financial statements taken as a whole. The accompanying supplemental schedules as listed in the Index of Financial Statements and Supplemental Schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2007 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia
June 11, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Savings Plan for the Employees of NewMarket Corporation and Affiliates

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Plan”) at December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia
June 25, 2007

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Net Assets Available for Benefits

December 31, 2007 and December 31, 2006

	2007	2006
Assets
Cash	$71,060	$92,279
Investments, at fair value (Note 3)	191,027,650	184,581,764
Receivables
Employee contributions	222,160	—
Employer contributions	94,141	—
Interest and dividends	313,566	218,390

Net assets at fair value	191,728,577	184,892,433
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	217,844	449,878

Net assets available for benefits	$191,946,421	$185,342,311

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and December 31, 2006

	2007	2006
Additions to net assets attributed to
Contributions
Employees	$5,967,420	$5,757,808
Employer, net of forfeitures	2,436,310	2,318,276
Net appreciation in fair value of investments (Note 3)	—	65,848,896
Investment income - interest and dividends	7,392,812	5,258,868

Total additions	15,796,542	79,183,848

Deductions from net assets attributed to
Net depreciation in fair value of investments (Note 3)	(1,131,207)	—
Benefit payments	(8,061,225)	(11,598,815)

Total deductions	(9,192,432)	(11,598,815)

Net increase	6,604,110	67,585,033
Net assets available for benefits
At beginning of year	185,342,311	117,757,278

At end of year	$191,946,421	$185,342,311

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2007 and December 31, 2006

1.	Description of Plan

General

The Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) is a defined contribution plan covering all eligible employees of NewMarket Corporation (the Company or NewMarket). Employees become eligible to participate on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement, which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23218.

Effective November 3, 1997, Merrill Lynch Bank and Trust Company, FSB was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper.

Contributions

Participants in the Plan may make pre-tax contributions from 1% to 50% of their base pay, as defined in the Plan document. Participants may make after-tax contributions from 1% to 15% of their base pay. Participants who are deemed “highly compensated” are limited to contributions of 10% of their base pay on both a pre-tax and after-tax basis. Any combination of pre-tax and after-tax contributions is subject to the 10%, 15%, or 50% limits. In addition, federal law places a dollar limit on the amount of pre-tax contributions an individual can make to 401(k) plans during a calendar year. NewMarket may also impose an annual Plan contribution limitation that is lower than the maximum federal limitation. For 2007, the Plan limit and the federal limit are both $15,500. Effective July 1, 2003, participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service ($5,000 for each of 2007 and 2006). Total catch-up contributions were $220,830 for 2007 and $191,200 for 2006.

NewMarket contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by NewMarket are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

Administration Expenses

Amounts for administering the Plan are borne entirely by NewMarket and no charge is made to the Plan with respect thereto.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and charged with any distributions, brokerage or administrative fees and an allocation of a) the Company’s contribution and b) interest, dividends and realized and unrealized gains or losses of the investment funds. Allocations are based on participant earnings for account balances, as defined.

Benefit Payments

Benefits are recorded when paid. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual retirement account or another qualified plan.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2007 and December 31, 2006

Loans

Employees may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the Loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the Plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. Interest rates on participant loans ranged from 5% to 9.25% at December 31, 2007 and December 31, 2006. Interest rates are determined as of the date of the loan. Principal and interest are paid ratably through payroll deductions.

Forfeitures

Employees who leave NewMarket before becoming fully vested in NewMarket contributions forfeit the value of their nonvested account. Forfeitures during a Plan year can serve to reduce required Company contributions and/or to cover Plan expenses. The forfeiture balance was $57,430 at December 31, 2007 and $603 at December 31, 2006. Forfeitures that reduced the Company’s contributions were $0 for 2007 and $181,027 for 2006.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities, as well as direct common stock investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2007 and December 31, 2006

Security Valuation

Investments are valued as follows:

Merrill Lynch Retirement Preservation Trust	-	Guaranteed Investment Contracts issued by an insurance company (both traditional and separate account) are valued by calculating the sum of the present values of all projected future cash flows of each investment. The discount rate used is provided by other similar maturity investment contracts at year-end. Debt securities are traded primarily in the over-the-counter (OTC) markets and are valued at the last available bid price in the OTC market or on the basis of values obtained by a pricing service. Swaps are marked-to-market based upon quoted fair valuations received by the Trust from a pricing service or counterparty. Short-term investments are valued at amortized cost. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by management of the Trust.

Mutual funds and Merrill Lynch Equity Index Trust	-	Net asset value of shares or units held by the Plan at year-end based on quoted market value of the underlying assets.

Common stock	-	Fair value based on the last published year-end sales price on the New York Stock Exchange.

Loans to participants	-	Balances due at cost which approximate fair value.

Investment Valuation and Income Recognition

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the “net appreciation in the fair value of investments” or “net depreciation in the fair value of investments” which consist of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts based on each participant’s investment allocation.

3.	Investments

Participants currently in the Plan may select a program for investment in any of the 10 mutual funds, 3 commingled trust funds, and 1 common stock fund, or in any combination thereof. Transfers may be made between pooled investment funds at any time for participant investments. Contributions made by NewMarket are invested in the non-participant directed portion of the NewMarket Corporation Common Stock Fund.

Starting January 1, 2007, changes were made to the Plan that allow more choices in the way participants can invest their Company Matching and Discretionary Accounts under the Plan. Previously, a participant’s Pre-Tax, Catch-Up, After-Tax, and Rollover Accounts were invested in increments of one percent in any of the investment funds offered under the Plan, including the NewMarket Corporation Common Stock Fund. The participant could transfer all or part of those investments in accordance with the participant’s direction at any time. All Company Matching and

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2007 and December 31, 2006

Discretionary Accounts were invested automatically in the NewMarket Corporation Common Stock Fund. Until December 31, 2006, a participant could transfer all or part of his or her investment out of NewMarket Corporation Common Stock Fund only one time during one period of employment with the Company. Beginning January 1, 2007, if a participant has three years of service with the Company as of January 1, 2007, he or she may begin to transfer all or part of his or her post-January 1, 2007 matching or discretionary contributions that are invested in the NewMarket Corporation Common Stock Fund to any of the other investment funds offered under the Plan on a daily basis. However, unless the participant is already age 55, this new transfer right is being phased in over a three-year period for pre-2007 matching and discretionary contributions. If the participant has attained age 55 and completed at least three years of service before January 1, 2006, he or she may transfer all or part of his or her matching or discretionary contributions that are invested in the NewMarket Corporation Common Stock Fund on a daily basis at any time on or after January 1, 2007.

The following table presents investments held at year-end that represent at least five percent (5%) or more of net assets available for benefits at December 31, in one or both years:

	2007	2006
NewMarket Corporation Common Stock Fund (Note 7)	$59,249,657	$58,651,794
Merrill Lynch Retirement Preservation Trust	23,987,044	23,227,905
Merrill Lynch Equity Index Trust	22,619,177	23,154,431
Albemarle Corporation Common Stock	14,376,381	13,504,058
PIMCO Total Return Fund	12,426,098	10,155,156
Oakmark International Fund	9,944,293	10,768,405

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2007	2006
Common stock	$(970,650)	$60,237,918
Mutual funds	(1,593,930)	2,219,410
Commingled trust funds	1,433,373	3,391,568

	$(1,131,207)	$65,848,896

4.	Non-participant Directed Investment

Information about net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the NewMarket Corporation Common Stock Fund (see Note 7) is as follows:

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2007 and December 31, 2006

	2007	2006
Net assets:
Investment in NewMarket Corporation Common Stock Fund	$42,532,494	$44,640,827
Dividend receivable	212,851	127,013
Employer contribution receivable	94,141	—

	$42,839,486	$44,767,840

Increases in fund assets:
Employer’s contributions	$2,436,310	$2,318,276
Investment income	470,021	496,145
Net appreciation in fair value of investments	—	41,027,064

Total additions	2,906,331	43,841,485

Decreases in fund assets:
Benefit payments	(938,139)	(2,060,267)
Net depreciation in fair value of investments	(2,355,926)	—

Net (decrease) increase prior to transfers	(387,734)	41,781,218
Interfund transfers to participant directed investments	(1,540,620)	(29,315,409)

Net (decrease) increase	$(1,928,354)	$12,465,809

5.	Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by letter dated March 28, 2003 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	Plan Termination

Although it has not expressed any intent to do so, NewMarket has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

7.	Related-Party Transactions

Certain Plan investments are shares of investment funds managed by Merrill Lynch Bank and Trust Company, FSB, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Investments in the NewMarket Corporation Common Stock Fund represent investments in shares of common stock of NewMarket Corporation, the Plan sponsor. Purchases of 746,419 shares in 2007 and 234,742 shares in 2006 of Company common stock totalled $19,608,006 for the year ended December 31, 2007 and $11,507,220 for the year ended December 31, 2006. Distributions made and sales of 675,757 shares in 2007 and 940,198 shares in 2006 of Company

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2007 and December 31, 2006

common stock totalled $16,323,116 for 2007 and $46,893,983 for 2006. The Plan held 1,063,919 shares or $59,249,657 at December 31, 2007 and 993,256 shares or $58,651,794 at December 31, 2006 of Company common stock.

8.	Other Matters

NewMarket made several changes to the investment options available under the Plan effective May 3, 2006. Seven of the Plan’s investment options were offered with a different share class. The new share class carries lower expense ratios than the previous share classes. Two new investment options were offered in the Plan: Janus Mid Cap Value Fund (Investor Class) and Putnam Small Cap Growth Fund (Class A). The Merrill Lynch International Index Fund was removed from the Plan and replaced by the Merrill Lynch International Index Trust, which is a collective trust. Purchases of Albemarle Corporation and Tredegar Corporation stock were no longer permitted.

9.	Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. In February 2007, the FASB issued FSP 157-1 and FSP 157-2. FSP-1 amends SFAS 157 to exclude FASB Statement No. 13, “Accounting for Leases” and other accounting pronouncements that address fair value measurements of leases from the provisions of SFAS 157. FSP 157-2 delays the effective date of the SFAS 157 for most nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. Plan management is evaluating the impact of the adoption of SFAS 157, and the related FSPs, on the Plan’s financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

		EIN: 20-0812170 PN: 002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description	(d) Cost **	(e) Current value
*	NewMarket Corporation	Common stock; no par value (1,063,919 shares)	$25,212,509	$59,249,657

	Tredegar Corporation	Common stock; no par value (77,544 shares)		1,246,907

	Albemarle Corporation	Common stock; $.01 par value (348,518 shares)		14,376,381

*	Participant Loans	Loans to participants bearing interest at 5% - 9.25%, maturity dates of 12/15/07 - 12/28/12		1,378,120

*	Merrill Lynch Retirement Preservation Trust	Collective trust (24,204,888 units)		23,987,044

*	Merrill Lynch Equity Index Trust	Collective trust (1,287,375 units)		22,619,177

*	Merrill Lynch International Index Trust	Collective trust (154,748 units)		3,449,336

	PIMCO Total Return Fund	Mutual fund (1,162,404 units)		12,426,098

	Allianz NFJ Small Cap Fund	Mutual fund (178,227 units)		5,275,510

	Blackrock Balanced Capital Fund	Mutual fund (187,360 units)		4,918,189

	Blackrock Fundamental Growth Fund	Mutual fund (238,098 units)		5,704,837

	Franklin Small-Mid Cap Growth Fund	Mutual fund (173,989 units)		6,293,166

	Davis New York Venture Fund	Mutual fund (230,114 units)		9,308,093

	Oakmark International Fund	Mutual fund (474,668 units)		9,944,293

	Van Kampen Growth and Income Fund	Mutual fund (324,702 units)		6,899,920

	Putnam Small Cap Growth Fund	Mutual fund (54,339 units)		1,068,303

	Janus Mid Cap Value Fund	Mutual fund (128,511 units)		2,882,498

	Pending Settlement Fund	Cash and cash equivalents		121

				191,027,650
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			217,844

				191,245,494

*	Denotes a party in interest to the Plan
**	Cost information is not required for participant-directed investments

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2007

			EIN: 20-0812170 PN: 002
(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
* NewMarket Corporation	Common stock; 259 purchases	$5,617,188	—	$5,617,188	$5,617,188	—

* NewMarket Corporation	Common stock; 96 sales	—	$7,632,829	$6,645,653	$7,632,829	$987,176

*	Denotes a party in interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF NEWMARKET CORPORATION AND AFFILIATES

Date: June 11, 2008	By:	/s/ D. A. Fiorenza
David A. Fiorenza
Vice President, Treasurer and Principal
Financial Officer, Member of the
Master Trust Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

23.2	Consent of PricewaterhouseCoopers LLP